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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Foster Wheeler Ltd.
Foster Wheeler LLC
FW Preferred Capital Trust I
(Name of Subject Companies (issuers))

Foster Wheeler Ltd.
Foster Wheeler LLC
(Name of Filing Persons (offerors))

9.00% Preferred Securities, Series I
(Liquidation Amount $25 per Trust Security)
of FW Preferred Capital Trust I
6.50% Convertible Subordinated Notes due 2007
of Foster Wheeler Ltd.
Series 1999 C Bonds and Series 1999 D Bonds
supported by the Exit Funding Agreement dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC)
and SunTrust Bank, Central Florida, National Association
6.75% Senior Notes due 2005 of Foster Wheeler LLC
(Titles of Classes of Securities)

302684204 (Trust Securities)
35024PAA0 (Convertible Subordinated Notes)
770222AP, 770222AM (Series 1999C Bonds)
770222AN (Series 1999D Bonds)
350244AA7 (Senior Notes)
(CUSIP Numbers of Classes of Securities)

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)	Copies to: John J. Kelley III Tracy Kimmel King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$504,488,341(1)	$63,930

(1)
Estimated solely for the purpose of computing the registration fee. Computed in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on the aggregate of (a) the market value of the outstanding 9.00% Preferred Securities, Series I issued by FW Capital Trust I (liquidation amount $25 per trust security), ($5.07 per trust security or $35,490,000 in the aggregate, based on the average of the high and low price of the trust securities on April 6, 2004 as quoted on the Over-the-Counter Bulletin Board), (b) the book value of the outstanding 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd., (c) the book value of the outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois, to SunTrust Bank, Central Florida, National Association, as Trustee), and (d) the book value of up to $50 million in aggregate principal amount of the 6.75% Notes due 2005 issued by Foster Wheeler LLC, in the case of (b), (c) and (d) for which there is no established market.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,930

Form or Registration No.
Amendment No. 7 to Form S-4 (File No. 333-107054)
Date Filed: June 9, 2004
Filing Party (Registration Statement):
Foster Wheeler Ltd.
Foster Wheeler LLC
Subsidiary Guarantors listed on Schedule A to the
Registration Statement
Form or Registration No. Amendment No. 1 to Schedule TO (File No. 005-79124) Date Filed: June 11, 2004 Filing Party: Foster Wheeler Ltd. Foster Wheeler Holdings Ltd. Foster Wheeler Inc. FWPI Ltd.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party (affiliate) tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Schedule TO relates to the offer by (1) Foster Wheeler Ltd. to exchange its common shares and its Series B Convertible Preferred Shares, which are referred to as preferred shares, for (a) any and all outstanding 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security), which are referred to as the trust securities, (b) any and all outstanding 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd., which are referred to as the convertible notes and (c) any and all outstanding Series 1999 C Bonds that mature on October 15, 2009, which are referred to as the 2009 Series C Robbins bonds, Series 1999 C Bonds that mature in October 15, 2024, which are referred to as the 2024 Series C Robbins bonds, and Series 1999 D Bonds, which are referred to as the Series D Robbins bonds, in each case, supported by the Exit Funding Agreement dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC) and SunTrust Bank, Central Florida, National Association and (2) Foster Wheeler Ltd. and Foster Wheeler LLC to exchange common shares and preferred shares of Foster Wheeler Ltd. and up to $150,000,000 aggregate principal amount of its Fixed Rate Senior Secured Notes due 2011, Series A, which are referred to as the new notes, for any and all of its outstanding 6.75% Senior Notes due 2005, which are referred to as the 2005 notes. The offers by Foster Wheeler Ltd. and Foster Wheeler LLC are collectively referred to as the exchange offer.

        Subject to the terms and conditions of the exchange offer (1) each holder of trust securities will receive 2.781 common shares and 0.030 preferred shares and will forfeit any right to receive accumulated but unpaid dividends for each trust security validly tendered and not withdrawn, (2) each holder of convertible notes will receive 207.997 common shares and 2.240 preferred shares plus accrued and unpaid interest to the date of the exchange for each $1,000 in principal amount of convertible notes validly tendered and not withdrawn, (3) each holder of (a) 2009 Series C Robbins bonds will receive 212.961 common shares and 2.294 preferred shares plus accrued and unpaid interest to the date of the exchange for each $1,000 in principal amount of 2009 Series C Robbins bonds validly tendered and not withdrawn, (b) 2024 Series C Robbins bonds will receive 212.961 common shares and 2.294 preferred shares plus accrued and unpaid interest to the date of the exchange for each $1,000 in principal amount of 2024 Series C Robbins bonds validly tendered and not withdrawn and (c) Series D Robbins bonds will receive 212.961 common shares and 2.294 preferred shares for each $1,000 in accreted principal amount of Series D Robbins bonds validly tendered and not withdrawn and (4) each holder of 2005 notes will receive $750 in principal amount of new notes and 62.051 common shares and 0.668 preferred shares plus accrued and unpaid interest to the date of the exchange for each $1,000 in principal amount of 2005 notes validly tendered and not withdrawn.

        The exchange offer is subject to the terms and conditions set forth in the prospectus dated June 11, 2004, relating to the trust securities, the convertible notes and the Robbins bonds and the prospectus dated June 11, 2004, relating to the 2005 notes, which prospectuses are collectively referred to as the Prospectuses, included in the Registration Statement filed on Form S-4 (333-107054) with the Securities and Exchange Commission on June 9, 2004 and the related letters of transmittal and consents. Each preferred share of Foster Wheeler Ltd. offered in the exchange offer will become convertible into 80 common shares upon the circumstances described in the Prospectuses and will, until they become convertible, vote with the common shares as a single class and be entitled to dividends and distributions, in each case on an as converted basis, except in certain circumstances as described in the Prospectuses. The Prospectuses are attached to this Schedule TO as Exhibit (a)(1).1 and the related letters of transmittal and consents are attached as Exhibits a(1).2–a(1).21. All information in the Prospectuses, including all exhibits thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, as applicable.

Item 1.    Summary Term Sheet.

        The information set forth in the Prospectuses in the sections entitled "Summary" is incorporated herein by reference.

2

Item 2.    Subject Company Information.

        (a)    The subject company in the case of the trust securities is FW Preferred Capital Trust I. FW Preferred Capital Trust I is a statutory business trust organized under the laws of the State of Delaware. The executive office of the trust is c/o Foster Wheeler, Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

        The issuer of the convertible notes is Foster Wheeler Ltd., a Bermuda company. The executive offices of Foster Wheeler Ltd. are c/o Foster Wheeler Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

        The issuer of the 2005 notes is Foster Wheeler LLC, a Delaware limited liability company. The executive offices of Foster Wheeler LLC are c/o Foster Wheeler Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

        The issuer of the Robbins bonds is the Village of Robbins, Cook County, Illinois. The Robbins bonds are supported by the Exit Funding Agreement dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC) and SunTrust Bank, Central Florida, National Association. The subject company for the Robbins bonds is Foster Wheeler LLC.

        The information set forth in the Prospectuses in the sections entitled "Summary" is incorporated herein by reference.

        (b)    The subject classes of securities are the (1) 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security), (2) 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd., (3) Series 1999 C Bonds that mature on October 15, 2009, Series 1999 C Bonds that mature on October 15, 2024 and the Series 1999 D Bonds, in each case supported by the Exit Funding Agreement, dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC) and SunTrust Bank, Central Florida, National Association and (4) 6.75% Senior Notes due 2005 issued by Foster Wheeler LLC. As of December 26, 2003, there were 7 million trust securities outstanding, $210 in principal amount of convertible notes outstanding, $113.31 million in principal amount of Robbins bonds outstanding and $200 million in principal amount of 2005 notes outstanding.

        (c)    The trust securities are quoted on the Over-the-Counter Bulletin Board under the symbol "FWLRP.OB". The information set forth in the Prospectuses in the section entitled "Market Price Information—Market Prices for the Trust Securities" is incorporated herein by reference. There is no established trading market for the convertible notes, 2005 notes or Robbins bonds.

The 2009 Series C Robbins Bonds had a face amount of $17.8 million at issuance. Since issuance, in accordance with the terms of the 2009 Series C Robbins bonds, Foster Wheeler LLC has made principal repayments of $5.7 million. The total amount due as of December 26, 2003 was $12.1 million. The 2024 Series C Robbins bonds had a face amount of $877.2 million at issuance. No principal repayments are scheduled until 2023, and the total amount due under the 2024 Series C Robbins bonds as of December 20, 2003, was $77.2 million. The Series D Robbins bonds had a face amount of $18 million at issuance. The total amount due under the Series D Robbins bonds as of December 26, 2003, which includes $6 million of accredited principal through April 9, 2004, was $24 million.

Item 3.    Identity and Background of Filing Person.

        (a)–(c)  Foster Wheeler Ltd. and Foster Wheeler LLC are the filing persons. The business address and telephone number of each of Foster Wheeler Ltd. and Foster Wheeler LLC is set forth under Item 2(a) of this Schedule TO. FW Preferred Capital Trust I is the subject company in the case of the trust securities. Foster Wheeler Ltd. is the subject company in the case of the convertible notes. Foster Wheeler LLC is the subject company in the case of the 2005 notes and the Robbins bonds. FW Preferred Capital Trust I is a special purpose financing subsidiary of Foster Wheeler LLC. Foster Wheeler LLC is a single member limited liability company and direct wholly owned subsidiary of Foster Wheeler Holdings Ltd. and an indirect wholly owned subsidiary of Foster Wheeler Ltd. The information set forth in the Prospectus in the section entitled "Summary", in Foster Wheeler Ltd.'s Annual Report on Form 10-K for the year ended December 26, 2003 (File No. 001-31305), as amended by the Form 10-K/A filed on June 9, 2004 (as so amended, the "2003 10-K") and in Foster Wheeler Ltd.'s Quarterly Report on Form 10-Q for the quarter ended March 26, 2003 (File No. 333-107054-30), as amended by the Form 10-Q/A filed on June 9, 2004 (as so amended, the "March 10-Q") is incorporated herein by reference.

        With respect to information required pursuant to General Instruction C to Schedule TO, the information set forth in the 2003 10-K and the March 10-Q is incorporated herein by reference.

        None of the filing persons or persons specified pursuant to Instruction C has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

        None of the filing persons or persons specified pursuant to Instruction C was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibitions or activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Each of the persons specified pursuant to Instruction C that is a natural person is a citizen of the United States, except Thierry Desmaris, who is a citizen of Bermuda.

Item 4.    Terms of the Transaction.

        (a)  The information set forth in the Prospectuses is incorporated herein by reference.

        (b)  No convertible notes, Robbins bonds or 2005 notes are to be purchased from any officer, director or affiliate of Foster Wheeler Ltd. or Foster Wheeler LLC. As of December 26, 2003, Joseph J. Melone and John E. Stuart, two directors of Foster Wheeler Ltd., owned an aggregate of $485,000 in liquidation amount of trust securities or 12,700 and 6,700 trust securities, respectively. Such trust securities may be tendered by such directors under the same terms and conditions of the exchange offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)  The information set forth in the 2003 10-K and the March 10-Q is incorporated herein by reference.

        (b)  The information set forth in the 2003 10-K, the March 10-Q and in the Prospectuses is incorporated herein by reference.

        (e)  The information set forth in the 2003 10-K, the March 10-Q and in the Prospectuses in the sections entitled "Summary" and "The Exchange Offer and the Consent Solicitation" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)  The information set forth in the Prospectuses in the section entitled "The Exchange Offer and the Consent Solicitation—Background and Purpose of the Exchange Offer" is incorporated herein by reference.

        (b)  The trust securities acquired pursuant to the exchange offer will be held in treasury until all trust securities are retired. The convertible notes and the 2005 notes acquired pursuant to the exchange offer will be retired. Following the consummation of the exchange offer, Foster Wheeler LLC will no longer have any obligation with respect to the Robbins bonds that are exchanged.

        (c)(1)  None.

             (2)  None.

             (3)  The information set forth in the Prospectuses in the sections entitled "Summary", "Capitalization", "Unaudited Pro Forma Condensed Consolidated Financial Statements", "Selected Financial Data", "Ratio of Earnings to Fixed Charges", "The Exchange Offer and the Consent Solicitation" and "Description of the New Notes" is incorporated herein by reference.

             (4)  None.

             (5)  None.

             (6)  The trust securities are currently quoted on the Over-the-Counter Bulletin Board under the symbol of "FWLRP.OB". Assuming all the trust securities are exchanged in the exchange offer, the trust securities will no longer be quoted on the Over-the-Counter Bulletin Board.

             (7)  None.

             (8)  None.

             (9)  The information set forth in the Prospectuses in the sections entitled "Summary" and "The Exchange Offer and the Consent Solicitation" is incorporated herein by reference. Concurrently with the exchange offer, Foster Wheeler LLC is offering in a separate private transaction up to $120 million in aggregate principal amount of its Fixed Rate Senior Secured Notes due 2011, Series B. This private offering is conditioned upon the consummation of the exchange offer.

             (10)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)  The information set forth in the Prospectuses in the sections entitled "Summary," "The Exchange Offer and the Consent Solicitation" and "Description of the New Notes" is incorporated herein by reference.

        (b)  The information set forth in the Prospectuses in the sections entitled "Summary" and "The Exchange Offer and the Consent Solicitation" is incorporated herein by reference. There are no alternative financing arrangements.

        (d)  None.

Item 8.    Interest in Securities of the Subject Company.

        (a)  As of March 26, 2004, Joseph J. Melone and John E. Stuart, directors of Foster Wheeler Ltd. owned an aggregate of $485,000 in liquidation amount of trust securities.

        (b)  None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)  The information set forth in the Prospectuses in the sections entitled "The Exchange Offer and the Consent Solicitation—Dealer Manager," "—Exchange Agent," "—Information Agent" and —Fees and Expenses of Foster Wheeler" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)–(b)  The information set forth in the Prospectuses in the sections entitled "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Financial Data" and "Ratio of Earnings to Fixed Charges" and the financial statements and information contained in the reports set forth in the section of the Prospectuses entitled "Incorporation of Documents by Reference" is incorporated herein by reference.

        You may read and copy any document Foster Wheeler Ltd. files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov.

Item 11.    Additional Information.

        (a)(1)  None.

        (a)(2)  The information set forth in the Prospectuses is incorporated herein by reference.

        (a)(3)  Not applicable.

        (a)(4)  Not applicable.

        (a)(5)  None.

        (b)  The information set forth in the Prospectuses is incorporated herein by reference.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1).1	Prospectuses
(a)(1).2	Letter of Transmittal and Consent relating to trust securities
(a)(1).3	Notice of Guaranteed Delivery relating to trust securities
(a)(1).4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to trust securities
(a)(1).5	Letter to Clients relating to trust securities
(a)(1).6	Instruction to Registered Holder relating to trust securities
(a)(1).7	Letter of Transmittal and Consent relating to convertible notes
(a)(1).8	Notice of Guaranteed Delivery relating to convertible notes
(a)(1).9	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to convertible notes
(a)(1).10	Letter to Clients relating to convertible notes

(a)(1).11	Instruction to Registered Holder relating to convertible notes
(a)(1).12	Letter of Transmittal relating to Robbins bonds
(a)(1).13	Notice of Guaranteed Delivery relating to Robbins bonds
(a)(1).14	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees relating to Robbins bonds
(a)(1).15	Letter to Clients relating to Robbins bonds
(a)(1).16	Instruction to Registered Holder relating to Robbins bonds
(a)(1).17	Letter of Transmittal and Consent relating to 2005 notes
(a)(1).18	Notice of Guaranteed Delivery relating to 2005 notes
(a)(1).19	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to 2005 notes
(a)(1).20	Letter to Clients relating to 2005 notes
(a)(1).21	Instruction to Registered Holder relating to 2005 notes
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectuses (See Exhibit (a)(1).1).
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Commitment Letter dated as of February 4, 2004 among Foster Wheeler LLC and the purchasers named therein (incorporated by reference to Exhibit 99.21 of the Registration Statement).
(d)(2)	Extension of Commitments dated April 5, 2004 among Foster Wheeler LLC and the security holders named therein (incorporated by reference to Exhibit 99.26 of the Registration Statement).
(d)(3)	Second Extension of Commitments dated April 12, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.27 of the Registration Statement).
(d)(4)	Third Extension of Commitments dated May 4, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.28 of the Registration Statement).
(d)(5)	Fourth Extension of Commitments dated May 7, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.29 of the Registration Statement).
(d)(6)	Fifth Extension of Commitments dated May 19, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.32 of the Registration Statement).
(d)(7)	Intentionally left blank.

(d)(8)
No-transfer Agreement dated as of April 9, 2004 among Foster Wheeler Ltd., Foster Wheeler LLC and the security holders named therein (incorporated by reference to Exhibit 99.23 of the Registration Statement).
(d)(9)	Amendment No. 1 to No-Transfer Agreement dated May 4, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.30 of the Registration Statement).
(d)(10)	Amendment No. 2 to No-Transfer Agreement dated May 7, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.31 of the Registration Statement).
(d)(11)	Amendment No. 3 to No-Transfer Agreement dated May 19, 2004 among Foster Wheeler LLC and the securityholders named therein. (incorporated by reference to Exhibit 99.33 of the Registration Statement).
(d)(12)	Form of Management Restricted Stock Plan in respect of common shares (incorporated by reference to Exhibit 99.25 of the Registration Statement).
(d)(13)	Indenture related to convertible notes (Filed as Exhibit 4.4 to Foster Wheeler Ltd.'s Form S-3 (Registration Number 333-64090) filed on August 15, 2001 and incorporated herein by reference).
(d)(14)	Form of Supplemental Indenture relating to convertible notes (incorporated by reference to Exhibit 4.8 of the Registration Statement).
(d)(15)	Indenture relating to Robbins Bonds (incorporated by reference to Exhibit 4.9 of the Registration Statement).
(d)(16)	Exit Funding Agreement relating to Robbins bonds (incorporated by reference to Exhibit 4.10 of the Registration Statement).
(d)(17)	Indenture relating to 2005 notes (incorporated by reference to Exhibit 4.11 of the Registration Statement).
(d)(18)
Amended and Restated First Supplemental Indenture relating to 2005 notes (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001 and incorporated by reference herein).
(d)(19)	Second Supplemental Indenture relating to 2005 notes (Filed as Exhibit 4.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).
(d)(20)	Form of Third Supplemental Indenture relating to 2005 notes (incorporated by reference to Exhibit 4.14 of the Registration Statement).
(d)(21)	Security Agreement relating to 2005 notes (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).
(d)(22)	Guaranty Agreement relating to 2005 notes (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).
(d)(23)	Form of Third Supplemental Indenture relating to debentures underlying the trust securities (incorporated by reference to Exhibit 4.2 of the Registration Statement).

(d)(24)	Amended and Restated Declaration of Trust for FW Preferred Capital Trust I (incorporated by reference to Exhibit 4.5 of the Registration Statement).
(d)(25)	Form of Indenture relating to the new notes (incorporated by reference to Exhibit 4.17 of the Registration Statement).
(d)(26)	Certificate of Designation relating to the preferred shares (incorporated by reference to Exhibit 4.20 of the Registration Statement).
(d)(27)	Form of Registration Rights Agreement relating to offering of common shares and preferred shares (incorporated by reference to Exhibit 4.21 of the Registration Statement).
(d)(28)	Form of Security Agreement in respect of the new notes (incorporated by reference to Exhibit 4.22 of the Registration Statement).
(d)(29)	Form of Intercreditor Agreement in respect of the new notes (incorporated by reference to Exhibit 4.23 of the Registration Statement).
(d)(30)
Rights Agreement, dated as of May 21, 2001, between Foster Wheeler Ltd. and Mellon Investor Services LLC (Filed as Annex I to Foster Wheeler Ltd.'s Form 8-K (File No. 333-52468) dated May 25, 2001 and incorporated herein by reference).
(d)(31)
Registration Rights Agreement, dated as of May 31, 2001, among Foster Wheeler Ltd., Foster Wheeler LLC and Lehman Brothers Inc., Banc of America Securities LLC and First Union Securities, Inc. (Filed as Exhibit 4.6 to Foster Wheeler Ltd.'s Form S-3 (Registration No. 333-64090) filed on June 28, 2001 and incorporated by reference herein).
(d)(32)
First Supplemental Indenture dated February 20, 2002 between Foster Wheeler Ltd. and BNY Midwest Trust Company regarding the 6.50% Convertible Subordinated Notes due 2007 (Filed as Exhibit 4.6 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001 and incorporated herein by reference).
(d)(33)
Amendment to Guarantee Agreement dated as of March 15, 2003 made by Foster Wheeler Ltd. in favor of FW Preferred Trust I (Filed as Exhibit 4.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 filed on May 12, 2003 and incorporated herein by reference).
(d)(34)
Second Supplemental Indenture dated as of March 15, 2003 among Foster Wheeler Ltd., FW Preferred Capital Trust I and BNY Midwest Trust Company (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 filed on May 12, 2003 and incorporated herein by reference).
(d)(35)
Foster Wheeler Inc. Director's Stock Option Plan (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (Registration No. 333-25945) dated June 27, 2001 and incorporated herein by reference).
(d)(36)
1995 Stock Option Plan of Foster Wheeler Inc. (as Amended and Restated as of September 24, 2002 (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 27, 2002 and incorporated herein by reference).
(d)(37)
1984 Stock Option Plan of Foster Wheeler Inc. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (File No. 333-52468) dated June 27, 2001 and incorporated herein by reference).

(d)(38)
Stock Option Agreement of Raymond J. Milchovich dated as of October 22, 2001 (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001 and incorporated herein by reference).
(d)(39)	Stock Option Agreement of Raymond J. Milchovich dated September 24, 2002 (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K filed on September 25, 2002 and incorporated herein by reference).
(d)(40)
Stock Option Agreement of Bernard H. Cherry dated as of November 4, 2002 (Filed as Exhibit 10.16 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 26, 2003 filed on March 12, 2004 and incorporated herein by reference).
(d)(41)
Stock Option Agreement of Bernard H. Cherry dated December 23, 2003 (Filed as Exhibit 10.17 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 26, 2003 filed on March 12, 2004 and incorporated herein by reference).
(g)	Not applicable
(h)	Tax Opinion of King & Spalding LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOSTER WHEELER LTD.
/s/ Steven I. Weinstein Steven I. Weinstein Vice President and Deputy General Counsel June 14, 2004
FOSTER WHEELER LLC
/s/ Steven I. Weinstein Steven I. Weinstein Vice President and Deputy General Counsel June 14, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1).1	Prospectuses
(a)(1).2	Letter of Transmittal and Consent relating to trust securities
(a)(1).3	Notice of Guaranteed Delivery relating to trust securities
(a)(1).4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to trust securities
(a)(1).5	Letter to Clients relating to trust securities
(a)(1).6	Instruction to Registered Holder relating to trust securities
(a)(1).7	Letter of Transmittal and Consent relating to convertible notes
(a)(1).8	Notice of Guaranteed Delivery relating to convertible notes
(a)(1).9	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to convertible notes
(a)(1).10	Letter to Clients relating to convertible notes
(a)(1).11	Instruction to Registered Holder relating to convertible notes
(a)(1).12	Letter of Transmittal relating to Robbins bonds
(a)(1).13	Notice of Guaranteed Delivery relating to Robbins bonds
(a)(1).14	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees relating to Robbins bonds
(a)(1).15	Letter to Clients relating to Robbins bonds
(a)(1).16	Instruction to Registered Holder relating to Robbins bonds
(a)(1).17	Letter of Transmittal and Consent relating to 2005 notes
(a)(1).18	Notice of Guaranteed Delivery relating to 2005 notes
(a)(1).19	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to 2005 notes
(a)(1).20	Letter to Clients relating to 2005 notes
(a)(1).21	Instruction to Registered Holder relating to 2005 notes
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectuses (See Exhibit (a)(1).1).
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Commitment Letter dated as of February 4, 2004 among Foster Wheeler LLC and the purchasers named therein (incorporated by reference to Exhibit 99.21 of the Registration Statement).
(d)(2)	Extension of Commitments dated April 5, 2004 among Foster Wheeler LLC and the security holders named therein (incorporated by reference to Exhibit 99.26 of the Registration Statement).

(d)(3)	Second Extension of Commitments dated April 12, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.27 of the Registration Statement).
(d)(4)	Third Extension of Commitments dated May 4, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.28 of the Registration Statement).
(d)(5)	Fourth Extension of Commitments dated May 7, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.29 of the Registration Statement).
(d)(6)	Fifth Extension of Commitments dated May 19, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.32 of the Registration Statement).
(d)(7)	Intentionally left blank.
(d)(8)
No-transfer Agreement dated as of April 9, 2004 among Foster Wheeler Ltd., Foster Wheeler LLC and the security holders named therein (incorporated by reference to Exhibit 99.23 of the Registration Statement).
(d)(9)	Amendment No. 1 to No-Transfer Agreement dated May 4, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.30 of the Registration Statement).
(d)(10)	Amendment No. 2 to No-Transfer Agreement dated May 7, 2004 among Foster Wheeler LLC and the securityholders named therein (incorporated by reference to Exhibit 99.31 of the Registration Statement).
(d)(11)	Amendment No. 3 to No-Transfer Agreement dated May 19, 2004 among Foster Wheeler LLC and the securityholders named therein. (incorporated by reference to Exhibit 99.33 of the Registration Statement).
(d)(12)	Form of Management Restricted Stock Plan in respect of common shares (incorporated by reference to Exhibit 99.25 of the Registration Statement).
(d)(13)	Indenture related to convertible notes (Filed as Exhibit 4.4 to Foster Wheeler Ltd.'s Form S-3 (Registration Number 333-64090) filed on August 15, 2001 and incorporated herein by reference).
(d)(14)	Form of Supplemental Indenture relating to convertible notes (incorporated by reference to Exhibit 4.8 of the Registration Statement).
(d)(15)	Indenture relating to Robbins Bonds (incorporated by reference to Exhibit 4.9 of the Registration Statement).
(d)(16)	Exit Funding Agreement relating to Robbins bonds (incorporated by reference to Exhibit 4.10 of the Registration Statement).
(d)(17)	Indenture relating to 2005 notes (incorporated by reference to Exhibit 4.11 of the Registration Statement).
(d)(18)
Amended and Restated First Supplemental Indenture relating to 2005 notes (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001 and incorporated by reference herein).
(d)(19)	Second Supplemental Indenture relating to 2005 notes (Filed as Exhibit 4.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).

(d)(20)	Form of Third Supplemental Indenture relating to 2005 notes (incorporated by reference to Exhibit 4.14 of the Registration Statement).
(d)(21)	Security Agreement relating to 2005 notes (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).
(d)(22)	Guaranty Agreement relating to 2005 notes (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference).
(d)(23)	Form of Third Supplemental Indenture relating to debentures underlying the trust securities (incorporated by reference to Exhibit 4.2 of the Registration Statement).
(d)(24)	Amended and Restated Declaration of Trust for FW Preferred Capital Trust I (incorporated by reference to Exhibit 4.5 of the Registration Statement).
(d)(25)	Form of Indenture relating to the new notes (incorporated by reference to Exhibit 4.17 of the Registration Statement).
(d)(26)	Certificate of Designation relating to the preferred shares (incorporated by reference to Exhibit 4.20 of the Registration Statement).
(d)(27)	Form of Registration Rights Agreement relating to offering of common shares and preferred shares (incorporated by reference to Exhibit 4.21 of the Registration Statement).
(d)(28)	Form of Security Agreement in respect of the new notes (incorporated by reference to Exhibit 4.22 of the Registration Statement).
(d)(29)	Form of Intercreditor Agreement in respect of the new notes (incorporated by reference to Exhibit 4.23 of the Registration Statement).
(d)(30)
Rights Agreement, dated as of May 21, 2001, between Foster Wheeler Ltd. and Mellon Investor Services LLC (Filed as Annex I to Foster Wheeler Ltd.'s Form 8-K (File No. 333-52468) dated May 25, 2001 and incorporated herein by reference).
(d)(31)
Registration Rights Agreement, dated as of May 31, 2001, among Foster Wheeler Ltd., Foster Wheeler LLC and Lehman Brothers Inc., Banc of America Securities LLC and First Union Securities, Inc. (Filed as Exhibit 4.6 to Foster Wheeler Ltd.'s Form S-3 (Registration No. 333-64090) filed on June 28, 2001 and incorporated by reference herein).
(d)(32)
First Supplemental Indenture dated February 20, 2002 between Foster Wheeler Ltd. and BNY Midwest Trust Company regarding the 6.50% Convertible Subordinated Notes due 2007 (Filed as Exhibit 4.6 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001 and incorporated herein by reference).
(d)(33)
Amendment to Guarantee Agreement dated as of March 15, 2003 made by Foster Wheeler Ltd. in favor of FW Preferred Trust I (Filed as Exhibit 4.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 filed on May 12, 2003 and incorporated herein by reference).
(d)(34)
Second Supplemental Indenture dated as of March 15, 2003 among Foster Wheeler Ltd., FW Preferred Capital Trust I and BNY Midwest Trust Company (Filed as Exhibit 4.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 filed on May 12, 2003 and incorporated herein by reference).
(d)(35)
Foster Wheeler Inc. Director's Stock Option Plan (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (Registration No. 333-25945) dated June 27, 2001 and incorporated herein by reference).
(d)(36)
1995 Stock Option Plan of Foster Wheeler Inc. (as Amended and Restated as of September 24, 2002 (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 27, 2002 and incorporated herein by reference).

(d)(37)
1984 Stock Option Plan of Foster Wheeler Inc. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (File No. 333-52468) dated June 27, 2001 and incorporated herein by reference).
(d)(38)
Stock Option Agreement of Raymond J. Milchovich dated as of October 22, 2001 (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001 and incorporated herein by reference).
(d)(39)	Stock Option Agreement of Raymond J. Milchovich dated September 24, 2002 (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K filed on September 25, 2002 and incorporated herein by reference).
(d)(40)
Stock Option Agreement of Bernard H. Cherry dated as of November 4, 2002 (Filed as Exhibit 10.16 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 26, 2003 filed on March 12, 2004 and incorporated herein by reference).
(d)(41)
Stock Option Agreement of Bernard H. Cherry dated December 23, 2003 (Filed as Exhibit 10.17 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 26, 2003 filed on March 12, 2004 and incorporated herein by reference).
(g)	Not applicable.
(h)	Tax Opinion of King & Spalding LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

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